Exhibit 99.1

GDS Announces Resignation and Appointment of Independent Director and Audit Committee Chair

SHANGHAI, China, May 20, 2026 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that Mr. Lim Ah Doo has resigned as an independent director of the Board of Directors (the “Board”) and as Chairman of the Audit Committee for personal reasons, effective May 20, 2026.

The Board has appointed Ms. Hua (Kathy) Chen to succeed Mr. Lim as an independent director and Chair of the Audit Committee, effective the same date.

Mr. Lim has served as an independent director of the Company and Chairman of the Audit Committee since August 2014. During his 11-year tenure, he played a critical role in strengthening the Company’s corporate governance, financial oversight, and audit standards.

Ms. Chen brings over 30 years of extensive financial and operational experience. She joined SB China Venture Capital (“SBCVC”) in 2010 and currently serves as Managing Partner and Chief Financial Officer. Prior to joining SBCVC, Ms. Chen accumulated nearly 20 years of experience in finance and accounting. She served as Director and Chief Financial Officer of Volaris Capital, a derivative products group within Credit Suisse. Earlier in her career, she was a Tax Consulting Manager at Arthur Andersen LLP and Ernst & Young LLP. Ms. Chen is a Certified Public Accountant. She earned undergraduate degrees in Accounting and Finance from the NYU Stern School of Business and a Master’s degree in Taxation from Fordham University. Ms. Chen served as an Independent Board Member and the Audit Committee Chair of Technovator International Ltd., a Hong Kong Exchange listed company, from September 2011 to May 2023. Since September 2010, she has also served as a Board Member of the China Venture Capital Finance Organization (CVCFO), a non-profit association of finance professionals in venture capital and private equity firms across the Greater China region. Ms. Chen is a U.S. Certified Public Accountant.

The Board confirms that Ms. Chen meets the independence criteria under the applicable listing rules of NASDAQ and the Hong Kong Stock Exchange, as well as the relevant requirements for serving as a member and chair of the Audit Committee. Following these changes, the composition of the Board and its committees remain in full compliance with all applicable regulatory and listing requirements.

“On behalf of the Board, I want to express our sincere gratitude to Mr. Lim for his dedicated service and invaluable contributions to GDS. He has been a pillar of our Board for over a decade, and we wish him the very best in his future endeavours,” stated Mr. William Huang, Chairman and Chief Executive Officer of GDS. “We are also delighted to welcome Ms. Chen to the Board. We are confident that her extensive expertise will further enhance the Board’s expertise and maintains its commitment to strong, independent oversight as we continue to execute our business strategy.”

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 26-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, an independent Singapore-headquartered hyperscale data center platform.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited